AMENDMENT AGREEMENT

         AGREEMENT, effective as of May 29, 1998, by and between FFTW Funds, Inc., a Maryland corporation (the "Fund") and Investors Bank & Trust Company, a Massachusetts trust company (the "Bank").

         WHEREAS, the Fund and the Bank entered into a Custodian Agreement dated January 10, 1994 (the "Custodian Agreement"); and

         WHEREAS, the Fund and the Bank entered into a Transfer Agency and Service Agreement dated November 2, 1992 (the "Transfer Agency Agreement"); and

         WHEREAS, the Fund and the Bank desire to amend the Custodian Agreement and the Transfer Agency Agreement as set forth below.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.       Amendment.

         (a) The first sentence of Section 14.1 of the Custodian Agreement is hereby amended to read as follows:

                  14.1 The initial term of this Agreement shall continue through June 1, 2001 (the "Initial Term"), unless earlier terminated as provided herein.

         (b) Section 14 of the Custodian Agreement shall be amended to include the following section:

                  14.4 In the event a majority of non-interested directors of the Fund determines that the performance of the Bank under this Agreement has been unsatisfactory or adverse to the interests of the Fund's shareholders when considered in light of industry standards, the Bank shall have 90 days after receipt of written notice to such effect to correct its performance. If such corrective action is not reasonably satisfactory to such directors, the Agreement may be terminated on 30 days prior notice.

         (c) Article 16 of the Transfer Agency Agreement is hereby amended to read as follow:

                  16.01 The initial term of this Agreement shall continue through June 1, 2001 (the "Initial Term") and from year to year thereafter, provided that this Agreement may terminated by either party at any time without payment of any penalty upon ninety (90) days written notice to the other.

                  16.02 In the event a majority of non-interested directors of the Company determines that the performance of the Bank under this Agreement has been unsatisfactory or adverse to the interests of the Company's shareholders when considered in light of industry standards, the Bank shall have 90 days after receipt of written notice to such effect to correct its performance. If such corrective action is not reasonably satisfactory to such directors, the Agreement may be terminated on 30 days prior notice.

                  16.03 Should the Company exercise its right to terminate, all out-of-pocket expenses associated with the movement of records and material will be borne by the Company. Nevertheless, the Bank will consult with the Company regarding the movements of records and material. Additionally, the Bank reserves the right to charge for any other reasonable expenses associated with such termination.

                  16.04 Should the Company give a termination notice, it shall be accompanied by a resolution of the Board of Directors, certified by the Secretary, electing to terminate this Agreement and designating a successor transfer agent.

2.       Miscellaneous.

         (a) Except as amended hereby, the Custodian Agreement and Transfer Agency Agreement shall remain in full force and effect.

         (b) This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


        IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.




INVESTORS BANK & TRUST COMPANY


By:  ________________________________
        Robert D. Mancuso, Managing Director



FFTW FUNDS, INC.


By:  ________________________________

Name:  _____________________________

Title:  ______________________________